FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Appointment of Mr. Jaume Giró Ribas and Mr. Jesús Fernández de la Vega as Directors of the Company.

Madrid, September 20th, 2007

With the appointments of Mr. Jaume Giró and Mr. Jesús Fernández de la Vega

PETRONOR REINFORCES ITS BOARD OF DIRECTORS

The Extraordinary General Shareholders’ Meeting of Petróleos del Norte, S.A. (Petronor) held yesterday, approved the appointment of Mr. Jaume Giró Ribas and Mr. Jesús Fernández de la Vega as Directors of the Company.

With these appointments, Petronor reinforces the structure of its maximum corporate body, incorporating two people with a wide and recognized professional career in the Communications and Human Resources sectors, respectively.

Currently, Petronor has an ambitious investment plan of 900 million euros for its refinery of Muskiz (Biscay), the greatest industrial investment in the Basque Region in the last 25 years.

This investment is intended to increase the efficiency and conversion capacity of the refinery, the quality of its products, and well as to contribute important improvements in security and environmental matters.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: September 20th, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer